                                                                                                               Sauer-Danfoss Inc.

Mail Stop 7010

Ms. Tricia Armelin

Division of Corporation Finance

United States Securities and Exchange

  Commission

Washington, D.C.  20549-7010                                                                                                April 24, 2007

Re:                             Sauer-Danfoss Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 12, 2007

File No. 1-14097

Dear Ms. Armelin:

We have reviewed your letter of April 12, 2007 and its comments on the Form 10-K filed by Sauer-Danfoss Inc. (the “Company”) for the fiscal year ended December 31, 2006.  We are responding in this letter to the first of your comments but request additional time, until Friday, May 18, to respond to your second and third comments.  We are requesting this additional time to allow our accounting staff to complete its work in closing out the fiscal quarter that ended March 30 prior to turning their attention to your comments.

In connection with our responses to your comments, we acknowledge as follows:

•             The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•             Comments from the staff of the SEC (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•             the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, we have set forth the text of your comments prior to our responses below.

Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, IL 60069
USA

Telephone: (847) 876-1700
Telefax: (847) 876-1799

Homepage
www.sauer-danfoss.com

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SEC Comment:

Item 9A, Controls and Procedures, Page 35

1.                                       We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the specified time periods.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.  See Exchange Act Rule 13a-15(e).

Response:

We confirm that our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective for the purpose of ensuring that material information required to be in the Company’s Form 10-K for the fiscal year ended December 31, 2006 was made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  In future filings we will add language similar to the foregoing to the remainder of our disclosure about the effectiveness of the Company’s disclosure controls and procedures.

SEC Comments:

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, Page F-5

2.                                       With a view towards future disclosure, please provide us with a more specific description of your revenue recognition policy.  We note that most of your products are built to order over an extended timeframe.  Therefore, please provide us with a comprehensive discussion regarding how title and the risks and rewards of ownership transfer to the customer.

Product Warranty, Page F-6

3.                                       Please provide us, and include in future filings, a rollforward of the changes in your warranty liability for each period presented.

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Response:

As noted above, the Company intends to respond to Comments 2 and 3 no later than May 18.

Please contact the undersigned at (847) 876-1706 if you have questions about the foregoing responses.

Respectfully submitted,

/s/ Karl J. Schmidt

Karl J. Schmidt
Executive Vice President and Chief Financial Officer Sauer-Danfoss Inc.